Exhibit 3.2

CERTIFICATE OF AMENDMENT OF CERTIFICATE

OF INCORPORATION BEFORE PAYMENT OF

ANY PART OF THE CAPITAL

OF

IVORY ACQUISITION CORP.

It is hereby certified that:

1. The name of the corporation (hereinafter called the “corporation”) is Ivory Acquisition Corp.

2. The corporation has not received any payment for any of its stock.

3. The certificate of incorporation of the corporation is hereby amended by striking out Article I thereof and by substituting in lieu of said Article the following new Article I:

The name of the corporation is IG Acquisition Corp.

4. The amendment of the certificate of incorporation of the corporation herein certified was duly adopted, pursuant to the provisions of Section 241 of the General Corporation Law of the State of Delaware, by the sole incorporator, no directors having been named in the certificate of incorporation and no directors having been elected.

Executed on July 21, 2020

/s/ Stuart Neuhauser
Stuart Neuhauser
Sole incorporator